

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

R. Scott Anderson
President and Chief Executive Officer
Bank of Granite Corporation
Post Office Box 128
Granite Falls, N.C. 28630

Re: Bank of Granite Corporation
 Form 10-K for the fiscal year ended December 31, 2010
 Filed March 31, 2011
 File No. 0-15956

Dear Mr. Anderson:

We have reviewed your filing and related documents and have the following comments. In one of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Capital Requirements, page 6

1.   Please revise this section, or Note 2 to the financial statements, to disclose each of the material steps required by the FDIC order to be taken by the company and the extent to which each of these has been accomplished. In particular, clarify what types of "capital enhancing transactions and strategies" the company has pursued. Provide updated disclosure in future filings as appropriate.

Management's Discussion and Analysis, page 17

2. We note the references on page 18 to "limited lending opportunities" and the substantial reduction in the size of your loan portfolio. Please tell us, and revise future filings, to clarify the extent to which the bank continues to originate loans.

Nonperforming loans and nonperforming assets, page 25

3. We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans from $53.1 million to $62.3 million as of December 31, 2009 and 2010, respectively, and your total non-performing loans to total loans ratio from 6.86% to 11.08% as of the same dates. We note the slight increase in allowance for loan losses from $27.8 million to $28.3 million as of December 31, 2009 and 2010, respectively; however, we note your allowance for loan losses to total non-performing loans ratio has decreased from 52.38% to 45.40% as of such dates. Further, we note that your net charge-offs of $25.7 million and $30.4 million as of December 31, 2009 and December 31, 2010, respectively, exceeded your allowance for loan loss beginning balances of $24.8 million and $27.8 million as of the same dates. We also note the same negative trends from December 31, 2008 to December 31, 2009. In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of December 31, 2009 and December 31, 2010. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

4. We note your overall policy for classifying loans as nonaccrual and impaired on pages 25 and 26, respectively. Please tell us and revise your notes to the financial statements in future filings to discuss your policies for placing loans on nonaccrual status and as impaired, by class of financing receivables, as required by ASC 310-10-50-6 and 310-10-50-15.

Troubled Debt Restructures, page 26

5. We note that you had troubled debt restructurings ("TDRs") of $21.7 million as of December 31, 2010. Given the significance of your TDRs, please tell us and revise future filings to disclose the following:
    • A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
    • Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
    • Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Financial Statements

Note 4 - Loans, page 46

6.   We note in the presentation of your loans, classified by segment, that "Real estate – mortgage, commercial" represents the largest portfolio segment of your loans comprising approximately 74% of your total loans at December 31, 2010 and also represents the majority of your non-performing loans at December 31, 2010 and charged-off loans for the year then ended. We also note that you do not separately present any residential real estate loans either as a separate portfolio segment or as a class of financing receivable. Given your disclosure on page 25 that "Of the Bank's $62.3 million nonperforming loans at December 31, 2010, approximately $25.0 million is single family homes, unimproved land or residential lots in various stages of development", please tell us the following:

- The amount of your residential real estate loans as of December 31, 2010 and their related asset quality information as of and for the year then ended, including non-performing loans, impaired loans, and charged-off loans;
- How you determined that separate disclosure of residential real estate loans, either as a portfolio segment or a class of financing receivable, has been made in accordance with the requirements of ASC 310-10-50; and
- How you how you considered the guidance in paragraphs 55-16 through 55-18 and 55-22 of ASC 310-10 when determining that further disaggregation of your portfolio segments was not necessary.

Principal Holders of Voting Securities, page 2 of Definitive Proxy Statement on Schedule 14A

7.   Please revise to disclose the business, mailing or residence address of the beneficial owners listed in the table. Refer to Item 403(a) of Regulation S-K.

Executive Compensation, page 16 of Definitive Proxy Statement on Schedule 14A

8.   Please amend your Form 10-K to include the director compensation information required by Item 402(r) of Regulation S-K.

Exhibits 31.1 and 31.2

9.   We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, the certifications include references to the "annual report" rather than referring to only the "report" and certain language in parentheses in the form has been omitted. We also note that in connection with our

review of your Form 10-K for the fiscal year ended December 31, 2007, we issued this comment to you in our letter dated June 3, 2008. As a result, please file an amended 10-K which includes the entire periodic report and new, corrected certifications in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396, or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Attorney-Advisor, at 202-551-3454 or me at 202-551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel